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                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                        REUTER MANUFACTURING, INC.
                      -----------------------------
                            (Name of Issuer)
                              COMMON STOCK
                             --------------
                     (Title of Class of Securities)

                                393070107
                               -----------
                              (CUSIP Number)


                           Kenneth E. Daugherty
                          1913 East Hunskor Road
                      Oak Harbor, Washington  98277
                             (360) 679-2866
                            ----------------
                            ----------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                               APRIL 18, 1997
                              ----------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: /  /


                             Page 1 of 5 Pages

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                                 SCHEDULE 13D
                                --------------
 CUSIP No. 393070107
-------------------------------------------------------------------------------
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     Kenneth E. Daugherty
     ###-##-####
-------------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                 (b) /  /

-------------------------------------------------------------------------------
 3)  SEC USE ONLY

-------------------------------------------------------------------------------
 4)  SOURCE OF FUNDS

     PF

-------------------------------------------------------------------------------
 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                  /  /

-------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

-------------------------------------------------------------------------------
                         7)   SOLE VOTING POWER

                         135,100
                         ------------------------------------------------------
NUMBER OF                8)   SHARED VOTING POWER
SHARES
BENEFICIALLY             175,000
OWNED BY EACH            ------------------------------------------------------
REPORTING PERSON         9)   SOLE DISPOSITIVE POWER
WITH
                         135,100
                         ------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER

                         175,000
-------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310,100

-------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

-------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%

-------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------


                             Pages 2 of 5 Pages

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                                SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

    This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.1875 par value (the "Common Stock"), of Reuter Manufacturing, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 410 Eleventh Avenue South, Hopkins, Minnesota 55343.

ITEM 2.       IDENTITY AND BACKGROUND.

      (a)     This statement is filed by Kenneth E. Daugherty.

      (b) The residence address of Dr. Daugherty is 1913 East Hunskor Road, Oak Harbor, Washington 98277.

      (c) Dr. Daugherty is President of KD Consulting, Inc. and a director of the Company.

      (d) Dr. Daugherty has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Daugherty was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

      (f)      Dr. Daugherty is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The shares of Common Stock reported on this statement were purchased with Dr. Kenneth Daugherty and Ms. Joan Daugherty's personal funds. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed.

ITEM 4.        PURPOSE OF TRANSACTION.

    Dr. Kenneth Daugherty and his spouse, Ms. Joan Daugherty, purchased 170,000 shares of the Company's Common Stock, as joint tenants, pursuant to the Company's recent private placement of an aggregate of 1,517,333 shares of Common Stock at a per share price of $3.00 which was completed on April 18, 1997. The shares of Common Stock owned by Dr. and Ms. Daugherty have been acquired solely for investment purposes.

    Other than as to matters which Dr. Daugherty, as a director of the Company, may consider and discuss with other board members from time to time, Dr. Daugherty does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Dr. Daugherty) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or


                             Pages 3 of 5 Pages

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management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) Dr. Daugherty is the beneficial owner of 310,100 shares of Common Stock, or approximately 6.5% of the current outstanding shares of Common Stock. An aggregate of 11,000 of such shares are subject to options that are currently exercisable. Dr. Daugherty owns options covering an additional 2,000 shares of Common Stock that are not exercisable within the next 60 days.

       (b) Dr. Daugherty possesses sole voting and investment power with respect to 135,100 shares of Common Stock and shares voting and investment power with his spouse with respect to 175,000 shares of Common Stock reported in this statement.

       (c) Dr. Kenneth Daugherty and his spouse, Ms. Joan Daugherty, purchased 170,000 shares of Common Stock as further described in Item 4.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

              RESPECT TO SECURITIES OF THE COMPANY.

    Except for outstanding options to purchase common stock, Dr. Daugherty is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

None.


                             Page 4 of 5 Pages
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                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           /s/ Kenneth E. Daugherty
                                           ---------------------------------
June 17, 1997                              Kenneth E. Daugherty



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